FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2024

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43567

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/24_____ AND ENDING _____12/31/24_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Financorp Group International Corporation____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____800 Brickell Avenue, Suite 435____
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas Silva	954-334-0009	nsilva@financorpusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Hacker Johnson & Smith PA____
(Name – if individual, state last, first, and middle name)

500 West Cypress Creek Road Suite 450	Ft. Lauderdale	Florida	33309
(Address)	(City)	(State)	(Zip Code)
09/29/2003		400	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Nicholas Silva_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Financorp Group International Corporation__, as of __December 31_____, 2024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARLENE VALIDO-MARADIAGA
Notary Public - State of Florida
Commission # HH 290**4
My Comm. Expires Aug 25, 2026
Bonded through National Notary Assr.

Signature:

Title:
CFO-Financial Operations Principal

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FINANCORP GROUP INTERNATIONAL CORPORATION

DECEMBER 31, 2024

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Financorp Group International Corporation
Miami, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2015.
Fort Lauderdale, Florida
March 26, 2025

1

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 2,237,860
TOTAL ASSETS	$ 2,237,860

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued liabilities	$ 42,491
TOTAL LIABILITIES	$ 42,491

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDER'S EQUITY:

Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional paid-in capital	1,149,999
Retained earnings	1,045,369
TOTAL STOCKHOLDER'S EQUITY	$ 2,195,369
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,237,860

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly-owned by Financorp Holdings Corporation ("the Parent"), a company organized and existing under the laws of Delaware.

The Company provides brokerage services on an agency basis, which includes trading in principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America, many of which are affiliated through common ownership. During the year ended December 31, 2022, substantially all the commission income earned by the Company was derived from these affiliates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements, and revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Single Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of less than 90 days. Cash and cash equivalents include amounts held at financial institutions and clearing brokers. Deposits held at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

NOTE 2 - CASH AND CASH EQUIVALENTS, Continued

The Securities Investor Protection Corporation ("SIPC") insures the brokerage accounts with Interactive Brokers to the extent of $500,000 (including up to $250,000 for cash). The Company's cash accounts at times exceeds amounts covered by insurance provided by the FDIC and SIPC.

At December 31, 2024, cash and cash equivalents was made up of $101,839 and was held in interest-bearing accounts at Centennial Bank and $2,136,021 at Interactive Brokers.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,196,359 which was $2,096,359 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0194 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to remit monthly net commission revenues to the Company.

obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKER, continued

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's

For the month of December 2024, the Company earned $246,982 of commission and interest revenue and incurred $151,872 of clearing expenses. During the month of December 31, 2024, the Company received the net amount of $95,110 from the clearing broker. Therefore, there is no receivable from the clearing broker at December 31, 2024.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company determines if a contract contains a lease at inception and recognize operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the Commencement date.

In January 2022, the Company entered into a new lease for office space located in Miami, Florida. The lease is for a period of twelve months and will automatically renew annually unless cancelled by the Company. The office space is being leased from a related party.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, and through the date of this report, there were no such claims.

NOTE 6 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

NOTE 6 - INCOME TAXES, continued

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized.

Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal and state income tax returns for the years after 2022 remain subject to examination by the taxing authorities.

NOTE 7 – MAJOR CUSTOMERS AND ECONOMIC DEPENDENCE

Five affiliated customers accounted for approximately 99% of the Company's commission revenue for the year. Two are offshore funds and the others are trusts related to the Mendoza family.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2024, through March 26, 2025, the date that the financial statements were available to be issued, noting that there were no subsequent events.